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                                   FORM 6 - K
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934


                     Press Release issued on April 25, 2002

                          -----------------------------
                            EuroTel Bratislava, a.s.
 (Exact name of co-registrant and parent guarantor as specified in its Articles of Association)
                          -----------------------------


                                 Vajnorska 100/A
                                831 03 Bratislava
                                 Slovak Republic
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A


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                            EuroTel Bratislava, a.s.

                                                                   Press Release

               EuroTel Announces Appointment of Robert Chvatal as
                             Chief Executive Officer

Bratislava, SLOVAKIA, April 25, 2002 - EuroTel Bratislava, a.s., a leading telecommunications company in the Slovak Republic, announced today that Robert Chvatal, formerly the Marketing Director and member of the Board of Directors of RadioMobil a.s. in the Czech Republic, was appointed Chief Executive Officer of the company. EuroTel's Board of Directors also announced the appointment of Ivan Bosnak as Chief Financial Officer effective today.

Robert Chvatal joined RadioMobil a.s. in 1997 as Marketing Director. Prior to his appointment to EuroTel in Slovakia, he managed the 70-member strong marketing team of RadioMobil and sat on the company's Board of Directors. Robert Chvatal's contributions were instrumental to RadioMobil's management's successful efforts to reposition the Paegas brand and to develop a new communication strategy. He also spearheaded efforts in the areas of business planning, product portfolio management, tariff strategy and customer relationship management. Robert Chvatal's curriculum includes a position with Procter & Gamble in brand management and three years in executive marketing positions with Margaret Astor Czech Republic.

At EuroTel, Robert Chvatal is succeeding Jozef Barta, who resigned as CEO to pursue other professional interests. Ladislav Mikus, the chairman of the Board of Directors of EuroTel stated: "It is my great pleasure to announce the appointment of Robert Chvatal as the Chief Executive Officer of EuroTel. His outstanding credentials from the Czech Republic and his seasoned experience in the mobile telecommunications industry make us confident, that Mr. Chvatal will lead EuroTel on its way towards further growth in the Slovak Republic. At the same time, I want to cordially thank Jozef Barta for all his achievements during his time at EuroTel. Under his three years of leadership, the company was financially consolidated, market share was increased and margins and profitability were significantly improved in a period of strong customer growth. I wish him luck in his future professional and personal endeavors."

In today's second appointment, Ivan Bosnak, EuroTel's Acting Chief Financial Officer, was named the Chief Financial Officer on a permanent basis. Both organizational changes take effect as of today.

EuroTel is a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications services and managed data network services. As of March 31, 2002, 1 018 733 active customers were using the services provided by EuroTel Bratislava, a.s., of which 750 631 are active users of prepaid cards. EuroTel's GSM and NMT mobile networks cover approximately 98% of the Slovak Republic's 5.4 million population. EuroTel is the first and only provider of high-speed data services (HSCSD) in the Slovak market. The company works with 202 roaming partners in 99 countries worldwide. EuroTel is owned 51% by Slovak Telecom (http://www.telecom.sk), a subsidiary of Deutsche Telekom AG (NYSE: DT; http://www.telekom.de), and 49% by Atlantic West B.V., a joint venture between subsidiaries of Verizon Communications (NYSE: VZ; http://www.verizon.com) and AT&T Wireless Services, Inc. (NYSE: AWE; http://www.attws.com).

For more information please contact:
Juraj Droba                              Can Onen
Director, Corporate Affairs              Investor Relations
EuroTel Bratislava, a.s.
Tel.: +421-2-49 55 45 51                 Tel.: +1-212-983-1702 x212
Fax: + 421-2-49 55 45 50                 Fax: +1-212-983-1736
e-mail: drobaj@eurotel.sk                E-mail: investor_relations@eurotel.sk

For more information and older press releases please log on to our web sites at: www.eurotel.sk

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                            EuroTel Bratislava, a.s.



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 EuroTel Bratislava, a.s.

Date:  May 1, 2002



                                               By: /S/ ROBERT CHVATAL
                                              -----------------------
                                                       Robert Chvatal
                                              Chief Executive Officer





                                                  By: /S/ IVAN BOSNAK
                                              -----------------------
                                                         Ivan  Bosnak
                                              Chief Financial Officer